UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*



                                   SAIC, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    78390X101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  June 9, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        Rule 13d-1(b)

    |X| Rule 13d-1(c)

        Rule 13d-1(d)


---------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------
CUSIP No. 78390X101
----------------------------


--------------------------------------------------------------------------------

    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Mason Capital Management LLC, in its capacity as investment manager for certain investment funds and managed accounts
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) |_|
                                                                       (b) |X|
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
    NUMBER OF           5      SOLE VOTING POWER
     SHARES
  BENEFICIALLY                       12,185,995 shares
    OWNED BY         -----------------------------------------------------------
      EACH              6      SHARED VOTING POWER
    REPORTING
   PERSON WITH                       -0-
                     -----------------------------------------------------------
                        7      SOLE DISPOSITIVE POWER

                                     12,185,995 shares
                     -----------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER

                                     -0-
--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     12,185,995 shares
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
                                                                           |_|
--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.6%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON*

                     PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13G


ITEM 1(a).        NAME OF ISSUER:
                  --------------

                  SAIC, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  -----------------------------------------------

                  10260 Campus Point Drive
                  San Diego, CA 92121


ITEM 2.(a),       NAME OF PERSON FILING:
                  -----------------------------------------

                  This Schedule is being filed by Mason Capital Management LLC ("Mason Management"), a Delaware limited liability company, with respect to shares of Common Stock directly owned by Mason Capital, LP ("Mason Capital LP"), a Delaware limited partnership; Mason Capital, Ltd. ("Mason Capital Ltd"), a corporation organized under the laws of the Cayman Islands; and certain other funds and accounts (the "Managed Accounts").

                  Mason Management is the investment manager of each of Mason Capital LP, Mason Capital Ltd and the Managed Accounts, and Mason Management may be deemed to have beneficial ownership over the shares of Common Stock reported in this Schedule by virtue of the authority granted to Mason Management by Mason Capital LP, Mason Capital Ltd and the Managed Accounts to vote and dispose of such shares.

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE:
                  ------------------------------------

         The address of each of Mason Management, Mason Capital LP and Mason Capital Ltd, for purposes of this filing, is:

                            110 East 59th Street
                            New York, New York 10022

ITEM 2(C).        CITIZENSHIP:
                  -----------

                  The place of organization of Mason Management is Delaware.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:
                  ----------------------------

                  Common Stock, $0.0001 par value

ITEM 2(e).        CUSIP NUMBER:
                  ------------

                  78390X101

ITEM 4.(a),       OWNERSHIP.
(b) AND (c)       ---------

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a) Amount beneficially owned: 12,185,995 shares.

            (b) Percent of class: 6.6%.

            (c) Number of shares as to which such person has:

                  (i)   Sole power to vote or direct the vote 12,185,995 shares.

                  (ii)  Shared power to vote or direct the vote -0-.

                  (iii) Sole power to dispose or direct the disposition of
                        12,185,995 shares.

                  (iv) Shared power to dispose or direct the disposition of -0-.

            The number of shares beneficially owned as of June 9, 2008 and the percentage of outstanding shares represented thereby, for Mason Management have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership described above is based on 184,018,432 shares of Common Stock outstanding as of May 16, 2008.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
                  --------------------------------------------

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  --------------------------------------------------------
                  PERSON.
                  -------

                  The right to receive dividends from, or the proceeds from the sale of, all shares of Common Stock reported in this statement as beneficially owned by Mason Management is held by Mason Capital LP, Mason Capital Ltd or the Managed Accounts, as the case may be, all of which are the advisory clients of Mason Management. To the knowledge of Mason Management, none of these advisory clients holds such right with respect to more than five percent of the outstanding Common Stock. Mason Management itself disclaims beneficial ownership of all shares of Common Stock reported in this statement pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.

ITEM 7.           IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                  ---------------------------------------------------------
                  ACQUIRED THE SECURITIES BEING REPORTED ON BY THE PARENT
                  --------------------------------------------------------
                  HOLDING COMPANY.
                  ---------------

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
                  ---------------------------------------------------------

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.
                  ------------------------------

                  Not applicable.

ITEM 10.          CERTIFICATION.
                  -------------

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

            After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and accurate.

Dated:  June 9, 2008

                                             MASON CAPITAL MANAGEMENT LLC


                                             /s/ John Grizzetti
                                             -----------------------------
                                             John Grizzetti
                                             Chief Financial Officer

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